UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02030640

NO ACT
P.E 1-9-2002
1-00655

March 14, 2002

Patricia J. Martin
Deputy General Counsel
& Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039

Act	1934
Section	
Rule	14A-8
Public Availability	3/14/2002

Re: Maytag Corporation
Incoming letter dated January 9, 2002

Dear Ms. Martin:

This is in response to your letters dated January 9, 2002, February 5, 2002 and February 6, 2002 concerning the shareholder proposal submitted to Maytag by Ray T. Chevedden and Veronica Chevedden. We also have received letters on the proponents' behalf dated January 20, 2002, February 11, 2002, February 12, 2002 and March 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

PROCESSED
APR 1 6 2002
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Ray T. Chevedden
Veronica Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

MAYTAG

Patricia J. Martin
Deputy General Counsel
& Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

January 9, 2002

VIA OVERNIGHT MAIL

JAN 10 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal (Annual Election of Directors) Submitted by Ray T. Chevedden and Veronica Chevedden Family Trust 050490 for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

On December 18, 2001, Maytag Corporation ("Maytag") received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Ray T. Chevedden and Veronica Chevedden Family Trust 050490 (the "Proponent"), with Mr. John Chevedden as its proxy, for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude parts of the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Maytag excludes these parts of the Proposal from its proxy materials.

Further, in accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Maytag the undersigned hereby files six copies of this letter and the Proposal with accompanying attachments. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to "annual election of directors." The Proposal states in part:

ELECT EACH DIRECTOR ANNUALLY

....

<u>See</u> attached Exhibit A for entire proposal.

Maytag believes that it properly may exclude portions of the Proposal from the 2002 Proxy Statement and form of proxy. In particular, we believe that portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions.[1] Parts of the Proposal should also be omitted from the proxy materials as contrary to Rule 14a-9 because they contain unsupported generalizations, missing cites, or mis-statements. The Proponent fails to provide authority, and in several instances even a source, for several statements in the Proposal. The reasons for our conclusions are more particularly described below (the statements will be addressed in the order they are made in the Proposal):

1. **"This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278 for the Chevedden Family Trust."** (Paragraph 1)

Since the shareholder purportedly presenting the proposal is the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490, this statement is factually incorrect. See Exhibit B (letter from Mr. Chevedden dated November 21, 2001). Therefore, the Corporation intends to amend the above statement in the Proposal as follows:

"This proposal is submitted by the Ray T. Chevedden and Veronica G Chevedden Family Trust 050490, address unknown, which is represented by John Chevedden."

2. The Proposal is inherently false and misleading under Rule 14a-9 because it implies in five places that a similar proposal passed at each of the last three consecutive elections:

> **"This topic won its 3rd consecutive yes-no majority shareholder vote in 2001."** (first line)
>
> **"This proposal topic won significant institutional support to win 3-consecutive yes-no majority votes at the 1999, 2000 and 2001 shareholder meetings."** (Paragraph 3)
>
> **"...our directors should give equal value to our 3-consecutive majority yes-no votes..."** (Paragraph 4)
>
> **"...our directors should give equal value to our 3-consecutive majority yes-no votes..."** (Paragraph 5)

[1]As stated, Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact, or which omit [ ] to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. See *Emerson Electric Co.* (Oct. 27, 2000); and *The Boeing Co.* (Chevedden) (Mar. 6, 2000).

> **"Please ask our directors to act after 3-consecutive votes in favor: ….."** (Closing line)

Maytag believes that an unsophisticated shareholder would conclude from the Supporting Statement that the proposal had passed in each of the last three years. In fact, the proposal failed in 1998 and 2000.

The history of this proposal is as follows:

1998	Failed with 37.5% of shares voting.
1999	Passed with 51.89% of shares voting.
2000	Failed with 49.80% of shares voting.
2001	Passed with 55.65% of shares voting.

See 10Q filings 1998-01.

Mr. Chevedden attempts to describe the prior elections as "consecutive yes-no majority shareholder vote" to obscure the fact that the proposal failed in 2000 because it did not receive the approval of holders of a majority of the shares present at the meeting. Under Delaware law, votes that abstain are considered present for the meeting and are therefore included in the denominator for determining whether majority approval is received. Describing the prior elections solely in terms of the "yes-no" count misstates the results, leading to confusion to the shareholders. Repeating this misstatement five times compounds the error. All references should be deleted.

3. **"Institutional investors own 57% of Maytag stock."** (Paragraph 3)

   Without support it is unclear as to how the Proponent derived this number. (Maytag neither tabulates nor reports the characteristics of its stockholders), or as to which date it speaks.

4. **"The generous 2000 stock plan left us as shareholders with a total overall minimum dilution of 14%--adversely exceeding the 11% average dilution for S&P 500 companies."**

   This statement should be deleted for several reasons. The Proponent does not cite any authority for the 11 percent average dilution number for S&P 500 companies. Moreover, Proponent omits several key facts concerning the 2000 Employee Stock Incentive Plan. First the 2000 Employee Stock Incentive Plan was not imposed by management, rather it was submitted to a shareholder vote and approved by the Maytag shareholders. Second, as disclosed in the Maytag Proxy Statement for the 2000 annual meeting, the **maximum** dilution caused by the 2000 Employee Stock Incentive Plan was less than 5%. Third, even combined with other outstanding option plans, the **maximum** dilution would not exceed 13.6 per cent. To state that there would be a minimum dilution of 14% is false and misleading.

5. **"A respected independent proxy analysis said our directors' unwillingness to pay greater attention to a majority of the shares cast is disturbing."** (Paragraph 7)

   This statement contains no citation to authority and should be deleted.

6. **"It is intuitive that directors, accountable through annual election, perform better. Imagine an employee collecting a paycheck for 3 years without a review."**

   This statement contains no citation to authority and should be deleted.

7. **"For some reason our directors legally allowed money to be spent on a vote-no solicitation when there was no corresponding vote-yes solicitation."**

   This statement is false or misleading in the following respects:

   1. In 2000, Maytag mailed supplementary soliciting materials in the form of a letter to 50 institutional shareholders regarding the 2000 shareholder proposals. The letter was also filed with the SEC. See Exhibit C.

   2. The cost of the solicitation de minimus.

   3. This statement is irrelevant as it relates to the 2000 proxy season.

Because of these false or misleading statements the entire paragraph should be deleted.

Failure by the Proponent to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. In *Alaska Air Group* (available March 26, 2000), the Staff in each instance found that the assertions could be omitted, unless the proponent provided factual support. Accordingly, we believe the statements may all be properly omitted from the Proposal.

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirms that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Maytag anticipates that the 2002 Proxy Statements will be finalized for printing on or about March 15, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 641-787-8505.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Sincerely,

Patricia J. Martin
Deputy General Counsel and Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM:jkp

Enclosures: Exhibit A: Annual election of directors shareholder proposal
Exhibit B: Letter from Mr. Ray T. Chevedden dated 11/21/01
Exhibit C: Letter sent to Institutional shareholders
Copy of this letter for return acknowledgement
Return self-addressed envelope

cc with enclosures: John Chevedden
Ray T. Chevedden, Trustee

EXHIBIT A

ANNUAL ELECTION OF DIRECTORS

SHAREHOLDER PROPOSAL

12/18/01

In response to the company request
December 18, 2001

6 – ELECT EACH DIRECTOR ANNUALLY

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

This topic won its 3rd-consecutive yes-no majority shareholder vote in 2001

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278 for the Chevedden Family Trust.

Maytag Corporation shareholders request our Directors to implement a single long-term policy to enable election of each director annually. This policy includes that our directors make their best effort to obtain the high number of votes needed for implementation. This policy includes that, once implemented, a change on this topic would need a shareholder vote as a separate topic. This could prevent a simple reversal soon after implementation.

A best effort by our directors is needed because our company, for some reason, requires a far greater than majority vote of all shares in existence for enactment of this topic.

Institutional investor support could catch the attention of our directors

This proposal topic won significant institutional support to win 3-consecutive yes-no majority votes at the 1999, 2000 and 2001 shareholder meetings. Institutional investors own 57% of Maytag stock. It is important for our company to maintain institutional investor support. If our management loses the support of several large institutional investors, and they sell their stock, it could negatively impact all shareholders.

Votes equally valuable, example 1

We believe that when our directors accept our yes-votes for their own election for 3-consecutive years, our directors should give equal value to our 3-consecutive majority yes-no votes, and act to adopt this topic.

Votes equally valuable, example 2

We believe that when our directors accept our yes-votes for the management/employee stock plan, as it did in 2000, that our directors should give equal value to our 3-consecutive majority yes-no votes, and act to adopt this topic. The generous 2000 stock plan left us as shareholders with a total overall minimum dilution of 14% – adversely exceeding the 11% average dilution for S&P 500 companies.

Council of Institutional Investors' list

Maytag made the Council of Institutional Investors' list of companies which failed to implement shareholder proposals with majority votes.

A respected independent proxy analysis said our directors' unwillingness to pay greater attention to a majority of the shares cast is disturbing. Effective corporate governance depends upon the directors responding to shareholders.

It is intuitive that directors, accountable through annual election, perform better. Imagine an employee collecting a paycheck for 3 years without a review.

Management's 2001 stand

Management's stand for the status quo in 2001 implied that the proponent claimed that the director-approved 2000 vote-no solicitation was improper. This was not the case. For some reason our directors legally allowed money to be spent on a vote-no solicitation when there was no corresponding vote-yes solicitation.

Please ask our directors to act after 3-consecutive votes in favor:

ELECT EACH DIRECTOR ANNUALLY

YES ON 6

Text on and below this line not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Post-it® Fax Note 7671	Date 12-18-01 # of pages ▶ 2
To Patricia Martin	From John Chevedden
Co./Dept.	Co.
Phone # FX: 641/787-8102	Phone # 310/371-7872
Fax # FX: 641/787-8433	Fax #

EXHIBIT B

RAY T. CHEVEDDEN, TRUSTEE,

LETTER DATED 11/21/01 WITH EARLIER PROPOSAL THAT WAS AMENDED AND SUBSTITUTED BY 12/18/01 PROPOSAL

5965 S. Citrus Ave.
Los Angeles, CA 90043

FX: 641/787-8433
FX: (641) 791-8376
PH: (641) 792-7000
jtolso@maytag.com

Mr. Ralph Hake
President and
Chief Executive Officer
Maytag Corporation
403 W. Fourth Street North
Newton, IA 50208

Dear Mr. Hake, Chairman and the Directors of Maytag Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of our Board of Directors is appreciated.

11-20-0

Sincerely,

Ray T. Chevedden

Ray T. Chevedden Date 11-18-01

Trustee

Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

Shareholder of Record

Maytag Corporation

cc:

Patricia J. Martin
Corporate Secretary
FX: 641/787-8102
PH: 641/787-8433

6 – ELECT EACH DIRECTOR ANNUALLY

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

This topic won its 3rd-consecutive yes-no majority shareholder vote in 2001

This rule 14a-8 proposal is submitted to the Chairman of the company by the Ray T. Chevedden and Veronica G. Chevedden Family Trust via John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, California 90278.

Maytag Corporation shareholders request our Board of Directors act to implement a policy to elect each director annually. This policy includes the requirement that, once implemented, a change on this proposal topic be subject to a shareholder vote as a separate proposal. This policy includes the requirement that the company make its best effort to obtain the high number of votes that the company requires for implementation of this topic.

The reason a best effort is needed is that the company effectively has a super-super-majority vote requirement to implement this proposal topic.

Institutional investor support of this topic should command the attention of our directors

This proposal topic won significant institutional support to win 3-consecutive yes-no majority votes at the 1999, 2000 and 2001 shareholder meetings. Institutional investors own 57% of Maytag stock. It is important for our company to maintain institutional investor support. If our management loses the support of a number of large institutional investors, and they sell their stock in our company, it could negatively impact all shareholders.

Increasingly institutional investors understand their role as owners of companies. Additionally many companies themselves respect the rights of institutional investors to raise issues as owners who have invested in the company's future.

Votes equally valuable, example 1

We believe that when our directors accept our yes-votes for their own election, as our directors did in 1999, 2000 and 2001, our directors should give equal value to our 3-consecutive majority yes-no votes, and act to adopt this proposal topic.

Votes equally valuable, example 2

We believe that when our management accepts our yes-votes for the management/employee stock plan, as it did in 2000, that our management should give equal value to our 3-consecutive majority yes-no votes, and act to adopt this proposal topic. The generous 2000 stock plan left our shareholders with a total overall minimum dilution of 14% – adversely exceeding the 11% average dilution for S&P 500 companies.

Council of Institutional Investors' list

Maytag is on the Council of Institutional Investors' list of companies that have not implemented shareholder proposals that received a favorable yes-no majority vote.

A respected independent proxy analysis firm said it is disturbed by the board's unwillingness to pay greater heed to a majority of the shares cast.

Effective corporate governance depends upon the board being accountable to shareholders.

It is intuitive that directors, accountable through annual election, perform better. The current piecemeal director election gives Maytag Corporation directors 3-years of isolation from the impact of their performance.

Objection to management 2001 argument

The company's argument for the status quo in 2001 implied that the proponent claimed that company's 2000 vote-no solicitation was improper. This was not the case.

A vote-no campaign funded by the company treasury can be proper and at the same time be grounds to give greater respect to the winning margin of yes-no votes for a shareholder proposal. This is of particular significance since there was no vote-yes solicitation to induce the company to spend extra money on a vote-no solicitation.

In reading the company response to this proposal topic it is important to note that shareholders, who submit 2002 proposals, will not have an opportunity to address the company's 2002 response until 2003.

What incentive is there for good corporate governance – highlighted by this topic?

"A number of recent studies show that well-governed companies not only make more money than poorly governed, but investors are likely to give them a higher stock market value," said *Business Week*.

The best boards continue to raise the bar:
ELECT EACH DIRECTOR ANNUALLY
YES ON 6

Text on and below this line not intended for publication.

Brackets "[ ]" enclose text above not intended for publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

EXHIBIT C

LETTER SENT TO INSTITUTIONAL SHAREHOLDERS

APRIL 2000

[This letter was mailed to 50 Institutional Shareholders]

April 5, 2000

Dear Shareholder:

You should have recently received the Proxy materials for the upcoming annual meeting of Maytag Corporation. We have several items on this year's proxy and would like to take this opportunity to highlight some of the major issues.

- **Maytag 2000 Employee Stock Incentive Plan.** The plan requests an additional 3.9 million shares, which is less than 5% of the shares outstanding on the record date. The Board believes that the Plan will provide incentives, which link and align the personal interests of employees to those of the Corporation's shareholders. A significant amount of total compensation of our higher level employees is at risk in the form of equity-based grants, including performance based stock options. We believe our compensation structure focuses management's attention on developing and implementing strategies that will positively affect the value of the stock over the long term. **The Board of Directors recommends a vote FOR the approval of the Plan.**

- **Shareholder proposal concerning the annual election of the entire Board of Directors.** The purpose of a staggered or classified board of directors is to safeguard the Corporation against the efforts of a third party intent on quickly taking control of the business and not paying fair value for the business and its assets. The board of directors could lose the time needed to evaluate and react to any such third-party offer. The Board also believes that a classified board of directors facilitates continuity and stability in the composition of the Board by assuring that a majority of the Directors at any time will have prior experience and in-depth knowledge of the Corporation. **The Board of Directors recommends a vote AGAINST this proposal.**

- **Shareholder proposal to reinstate simple-majority vote.** The proponent's resolution is so vague that the Board is uncertain what is specifically being requested. There are various super-majority voting provisions in the Certificate of Incorporation. Only one, however, requires an 80% majority. Article Ninth of the Certificate of Incorporation requires an 80% vote of the shares outstanding and entitled to vote when a potential acquiror of the Corporation offers a premium price to some shareholders rather than the same price to all shareholders. The Board believes that it is unfair to permit a potential acquiror to pay a premium price to acquire a position in the Corporation and then offer the remaining shareowners a lower price. A super-majority voting requirement under such circumstances (a Fair Price provision) is necessary to protect the interest of all shareholders.

  The Proponent's resolution might also refer to all super-majority provisions of the Certificate and Bylaws of the Corporation. Super-majority provisions assure that carefully considered corporate governance rules are not replaced without a substantial consensus majority for change. Super-majority provisions along with other defensive tools empower the Board to act in the shareholders' best interests by carefully considering and responding in a reasoned manner to hostile bids. In addition, repeal of all super-majority provisions would repeal the highly desirable Fair Price provision. **The Board of Directors recommends a vote AGAINST this proposal.**

- **Shareholder proposal regarding "Golden Parachutes".** The Corporation's severance pay agreements enable the Corporation to attract and retain top management talent and would encourage executive officers to remain with the Corporation in the face of a potential change of control. Management can remain focused and objective during a potential change of control, rather than being distracted by the uncertainties of their future employment and personal financial situation, thereby allowing them to act decisively to maximize shareholder value for all shareholders. Requiring shareholder approval of executive severance pay agreements would hamper the Corporation's flexibility to act promptly and decisively in attracting and retaining executives and would put the Corporation at a disadvantage to other companies with which it competes for executive management. **The Board of Directors recommends a vote AGAINST this proposal.**

We encourage you to support the recommendations of management on the Stock Incentive Plan and on each of the shareholder proposals. Should you have any questions concerning any of the proxy items, please contact Frederick Wohlschlaeger, Senior Vice President, General Counsel and Secretary (515-787-7040) or John Tolson, Director, Investor Relations (515-787-8136).

Respectfully,

MAYTAG

Patricia J. Martin
Deputy General Counsel
& Secretary

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-787-8505
Fax: 641-787-8102
E-mail: pmarti@maytag.com

February 5, 2002

RECEIVED
FEB 0 7 2002

FACSIMILE and OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal (Annual Election of Directors) Submitted by Ray T. Chevedden and Veronica Chevedden Family Trust 050490 for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

Maytag received a shareholder response to Maytag's Request for No Action from Mr. Chevedden dated January 20, 2002. The shareholder makes no change in the proposal or its supporting statements. Therefore, all of Maytag's earlier contentions still apply.

If the staff wishes to discuss this matter in more detail, please contact us. We look forward to the staff's determination.

Sincerely,

Patricia J. Martin

PJM:jkp

cc: John Chevedden (Fax 310-371-7872)
Ray T. Chevedden, Trustee

MAYTAG

Ray T Cheveolden

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-792-7000

February 6, 2002

RECEIVED
FEB 07 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal for Inclusion in The Maytag Corporation 2002 Proxy Statement

Dear Sir or Madam:

Attached are three letters regarding the above-referenced matter.

Sincerely,

Patricia J. Martin
Assistant General Counsel and Assistant Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM:jkp

Please acknowledge receipt of these letters by stamping the enclosed copy of the letters and returning them to me in the enclosed envelope.

From: caravan west [santa66fe@yahoo.com]
Sent: Tuesday, February 12, 2002 1:34 AM
To: cfletters@sec.gov
Cc: pmarti@maytag.com
Subject: Maytag (MYG)

Office of Chief Counsel cfletters@sec.gov
6 copies

The Maytag Corporation (MYG) February 5, 2001 letter does not explain how the company bolsters any company credibility by suggesting shareholders revise proposals that cannot be revised at this point. The company implicitly has no rebuttal to any individual item in the letters rebutting the company's no action requests.

Sincerely,
John Chevedden
cc:
Ray T. Chevedden
William Steiner
Patricia Martin   pmarti@maytag.com

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

FX: 641/787-8102
FX: 641/787-8433
PH: 641/787-8433

March 18, 2002

4-2
Gumbs

Ms. Patricia J. Martin
Corporate Secretary
Maytag Corporation
403 W. Fourth Street North
Newton, IA 50208

Dear Ms. Martin,

While the revisions are under preparation according to the Office of Chief Counsel letters, it is respectfully requested that the company revise the company opposing text to the same standard of supporting citations and understatement that governs the shareholder text.

4 – Elect Each Director Annually

Paragraph 1
• Abolish the current classified board
Inflammatory.
Please revise.

Paragraph 2
• Company claim that shareholder text is not correct on yes-no majority votes.
False, inflammatory, unsupported and defamatory.
IRRC reported that this proposal topic won 50.9% of the Maytag yes-no vote in 2000. All other referenced votes were higher in favor of the shareholder proposal.

Paragraph 3
• Unschooled in the values of the corporation.
Not supported.
Outside acquisitions are attempted in cases where current boards are unable to recognize the value of the company and maximize that value.

Paragraph 4
• Maytag 1977 shareholder vote.
Irrelevant, misleading, unsupported.
The company claims that the vote of shareholders in 2001 is irrelevant to the shareholder text yet paradoxically a 1977 shareholder vote is claimed relevant to company text.
Furthermore, the company does not claim that the 1977 vote was similar to the 2002 vote – a one-topic unbundled proposal.

Paragraph 2

• Maytag's voting information was precisely correct.
Misleading.
The superlative precisely correct is not supported.

• Sent to only 50 stockholders
Misleading.
Fails to note the high percentage of stock controlled by the 50 stockholders.

Paragraph 3

• 1990 vote
Irrelevant.
Inconsistent.
The company claimed that another vote in 2001 was irrelevant.
Unsupported.
Voted down is vague and confusing.

Paragraph 5

• The board is in the best position.
The board is not always in the best position when it can have conflicts that most shareholder cannot have.

Paragraph 6

• Plan does not prevent an offer.
The Plan does prevent certain types of offers that could benefit shareholders.

It is respectfully requested that the company revise the company opposing text to the same standard of supporting citations and understatement that governs the shareholder text.

Sincerely,

John Chevedden

cc:
Office of Chief counsel
Division of Corporation Finance

Ray T. Chevedden
William Steiner
Nick Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 20, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Maytag Corporation (MYG)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to Maytag Corporation (MYG) no action request (NAR). It is believed that MYG must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

2) [2 corresponds to the page number in the company no action request]
2) The company does not gives explanation on a reason the submittal statement is not an equivalent statement.
2) The majority yes-no votes refer to the proposal topic – not to an exact proposal submitted in any one year.

3) The company does not define its purported concept of the *unsophisticated shareholder.*
3) The company does not estimate the percentage of purported *unsophisticated shareholders* in its shareholder population.
3) Double standard:
The company does not consistently claim or elaborate that it submits SEC filings in reader-friendly format to consistently champion its self-characterization support for *unsophisticated shareholders.*
3) Double standard:
The company implicitly claims that, only the investor proposal part of SEC filings, should be required to meet a readability standard for the purported *unsophisticated shareholder.*
3) The company does not give a reason for the yes-no vote analysis method to be withheld from individual investors.
3) The yes-no vote analysis method is readily available to institutional investors.
3) The company does not explain a reason for the purported *unsophisticated shareholder* to be denied information on yes-no vote analysis which is readily available to institutional investors.
3) The company could determine, with 5 minutes on the internet, the percentage of institutional investors in company stock.
3) Irrelevant:

A need to know precisely how an investor obtained the percentage of institutional investors in company stock from the internet.

3) The company implicitly knows the validity of the 14% figure. It provides no better fact, logic or opinion on this key corporate decision figure.

3) If the company does not know this figure it could be a self-impugning statement on its ability to evaluate the dilution caused by its stock plans.

3) Error:
The company claims that the 2000 stock plan was "imposed" according to investor text.

3) The 14% figure was independently reported as a 14% "minimum overall dilution" by IRRC as a result of adopting the 2000 company stock plan proposal. The 14% figure included earlier company plans that also contributed to stock dilution.

3) Questionable use of resources:
The company claims that there is a material difference between 13.6 and 14.0 that is worth spending time debating during the peak proposal season.

3) The 1998 to 2001 table is not consistent with the words in the proposal text: yes-no vote.

4) Company fallacy:
When the cost is low – the existence of a special company election solicitation must be withheld from investors.

4) The company does not disclose a formula for determining whether the cost is low for its theory of avoiding disclosure or what cost is the threshold that requires disclosure.

4) Company self-inference of corporate governance ignorance:
The company appears to be unaware of independent proxy analysis statements on the company lack of response to majority yes-no votes.

4) The company provides no evidence to support the cost of its special election solicitation.

4) The company provides no information on the methodology of its solicitation to evaluate its cost claim.

4) Double standard:
A investor reference to the 2000 proxy season should be withheld from all investors. Yet a specific 2001 company proxy reference to the 1977 proxy season is perfectly proper.

4) Fallacy of higher threshold for investors only:
Any investor supporting statements can be claimed excludable when investor supporting statements do not give detailed instructions leading to further support of the text that supports the original text.

4) Double standard:
The company fails to claim that this 2002 company no action request has scored 100% or even 70% in supporting company claims.

4) Double standard:
The company fails to claim that its past proxy response statements to shareholder proposals scored 100% in supporting company claims.

4) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: MYG
Ray T. Chevedden

Date: Mon, 11 Feb 2002 22:33:32-0800 (PST)
From: "caravan west" <santa66fe@yahoo.com> Block Address | Add to Address Book
Subject: Maytag (MYG)
To: cfletters@sec.gov
CC: pmarti@maytag.com

Office of Chief Counsel cfletters@sec.gov
6 copies Via Airbill

The Maytag Corporation (MYG) February 5, 2001 letter does not explain how the company bolsters any company credibility by suggesting shareholders revise proposals that cannot be revised at this point. The company implicitly has no rebuttal to any individual item in the letters rebutting the company's no action requests.

Sincerely,
John Chevedden
cc:
Ray T. Chevedden
William Steiner
Patricia Martin pmarti@maytag.com

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 5, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and ExchangeCommission
450 Fifth Street, NW
Washington, DC 20549

Maytag Corporation (MYG)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

This is submitted to further support the January 20, 2002 response to the company no action letter.

The March 1, 2002 company opposing text to this proposal illustrates the double standard that the company promotes for company text and undermines its critique of shareholder text. After a rigorous critique of shareholder text the company may have forsaken reasonable standards of accuracy and support in its own text.

In other words the company seems to preach strict regulatory enforcement for shareholder text while practicing a lose standard for company text.

Thus it is possible that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9.

4 – Elect Each Director Annually
========================

Paragraph 2
• Company claim that shareholder text is not correct on yes-no majority votes.
False, inflammatory and unsupported
IRRC reported that this proposal topic won 50.9% of the Maytag yes-no vote in 2000. All other referenced votes were higher in favor of the shareholder proposal.

Paragraph 4
• Maytag 1977 shareholder vote
Irrelevant, misleading, unsupported
The company claims that the vote of shareholders in 2001 is irrelevant to the shareholder text yet paradoxically a 1977 shareholder vote is claimed relevant to company text.
Furthermore, the company does not claim that the 1977 vote was similar to the 2002 vote – a one-topic unbundled proposal.

Paragraph 7
• Incorrect 49.8% is repeated
IRRC reported that this proposal topic won 50.9% of the Maytag yes-no vote in 2000.
• Directors sought counsel and carefully reviewed
Unsupported
Irrelevant unless it is shown that the counsel is unbiased on this issue based on counsel's previous recommendations.

The above is added to the text submitted on January 20, 2002 which follows.

This is respectfully submitted in response to Maytag Corporation (MYG) no action request (NAR). It is believed that MYG must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

2) [2 corresponds to the page number in the company no action request] The company does not gives explanation on a reason the submittal statement is not an equivalent statement.
2) The majority yes-no votes refer to the proposal topic – not to an exact proposal submitted in any one year.

3) The company does not define its purported concept of the *unsophisticated shareholder*.
3) The company does not estimate the percentage of purported *unsophisticated shareholders* in its shareholder population.
3) Double standard:
The company does not consistently claim or elaborate that it submits SEC filings in reader-friendly format to consistently champion its self-characterization support for *unsophisticated shareholders*.

3) Double standard:
The company implicitly claims that, only the investor proposal part of SEC filings, should be required to meet a readability standard for the purported *unsophisticated shareholder*.
3) The company does not give a reason for the yes-no vote analysis method to be withheld from individual investors.
3) The yes-no vote analysis method is readily available to institutional investors.

3) The company does not explain a reason for the purported *unsophisticated shareholder* to be denied information on yes-no vote analysis which is readily available to institutional investors.
3) The company could determine, with 5 minutes on the internet, the percentage of institutional investors in company stock.
3) Irrelevant:
A need to know precisely how an investor obtained the percentage of institutional investors in company stock from the internet.

3) The company implicitly knows the validity of the 14% figure. It provides no better fact, logic or opinion on this key corporate decision figure.
3) If the company does not know this figure it could be a self-impugning statement on its ability to evaluate the dilution caused by its stock plans.
3) Error:

The company claims that the 2000 stock plan was "imposed" according to investor text.

3) The 14% figure was independently reported as a 14% "minimum overall dilution" by IRRC as a result of adopting the 2000 company stock plan proposal. The 14% figure included earlier company plans that also contributed to stock dilution.
3) Questionable use of resources:
The company claims that there is a material difference between 13.6 and 14.0 that is worth spending time debating during the peak proposal season.
3) The 1998 to 2001 table is not consistent with the words in the proposal text: yes-no vote.

4) Company fallacy:
When the cost is low – the existence of a special company election solicitation must be withheld from investors.
4) The company does not disclose a formula for determining whether the cost is low for its theory of avoiding disclosure or what cost is the threshold that requires disclosure.
4) Company self-inference of corporate governance ignorance:
The company appears to be unaware of independent proxy analysis statements on the company lack of response to majority yes-no votes.

4) The company provides no evidence to support the cost of its special election solicitation.
4) The company provides no information on the methodology of its solicitation to evaluate its cost claim.
4) Double standard:
A investor reference to the 2000 proxy season should be withheld from all investors. Yet a specific 2001 company proxy reference to the 1977 proxy season is perfectly proper.

4) Fallacy of higher threshold for investors only:
Any investor supporting statements can be claimed excludable when investor supporting statements do not give detailed instructions leading to further support of the text that supports the original text.
4) Double standard:
The company fails to claim that this 2002 company no action request has scored 100% or even 70% in supporting company claims.
4) Double standard:
The company fails to claim that its past proxy response statements to shareholder proposals scored 100% in supporting company claims.
4) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

Sincerely,

John Chevedden
cc: MYG
Ray T. Chevedden

MYG

BOARD OF DIRECTORS' STATEMENT IN OPPOSITION TO THE STOCKHOLDER PROPOSAL 4

1 **THE BOARD OF DIRECTORS CONTINUES TO BELIEVE THAT THIS PROPOSAL TO ABOLISH THE CURRENT CLASSIFIED BOARD AND ELECT THE ENTIRE BOARD OF DIRECTORS ANNUALLY IS NOT IN THE BEST INTERESTS OF THE CORPORATION'S STOCKHOLDERS AND RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

2 Statements contained in the proposal asserting that there have been three consecutive ''yes-no majority votes'', referring to 1999, 2000 and 2001, are not correct. The correct facts are: in 1999, the proposal was approved by 51.9% of the shares then voting which represented only 38.1% of all shares outstanding of Maytag. In 2000, the proposal failed, receiving 49.8% affirmative votes, which represented only 34% of all outstanding shares. In 2001, the proposal passed, receiving 55.7% of the shares voting which represented only 38.7% of all shares outstanding.

3 More than 60% of other mid-cap S & P companies have a classified board, one in which board members are elected in groups and not all at once. The purpose of a staggered or classified board of directors is, among other matters, to safeguard the corporation against the efforts of a third party intent on quickly taking control of, and not paying fair value for, the business and assets of the corporation. If all directors can be elected at once, a third party can orchestrate the complete removal of all sitting directors with either a biased board of directors, or one unschooled in the tangible and intangible values of the corporation. Your Board of Directors could lose its flexibility and the time to evaluate and react to any such third-party offer and, in turn, could limit its alternatives, including the continued operation of the Maytag's businesses, to provide maximum value to the stockholders.

4 The classified board of directors was adopted in 1977 when Maytag stockholders decided, by an 89.5% affirmative vote, that the Board be divided into three classes of directors elected to staggered three-year terms with one class elected each year. The Board, and the overwhelming majority of stockholders, then believed that the classified Board was in Maytag's best interest. Your Board continues to hold this view. The classified board of directors assures that a majority of the directors at any time will have prior experience and in-depth knowledge of Maytag. Prior experience and knowledge are exceedingly important in any business and especially important in the highly competitive nature of the major appliance industry.

5 As mentioned, a classified board is widely used by many major corporations to protect against inadequate tender offers or unsolicited attempts to seize control of a company. Without this protection hostile replacement of the Board could take place in less than 12 months. With this protection, a third party seeking to control Maytag must negotiate with the Board. The Board gains the time necessary to evaluate any proposal, study alternatives and seek the best result for all stockholders.

6 Your Board also believes that a director's performance and contribution is best measured over a longer period like the current three-year terms for directors, rather than the short-term focus inherent in annual elections. The longer terms permit the Board to avoid the temptation or compulsion to sell the businesses or assets of Maytag at times when best valuations due to market conditions are less achievable. Longer terms are also consistent with the Board's role in making decisions that have a long-term impact.

Similar proposals were submitted by the same stockholder at the 1998, 1999, 2000 and 2001 Annual Meetings. The 1998 proposal was defeated by a significant majority. The 1999 proposal was adopted by an affirmative vote of 51.9% of the shares voting, representing only 38.1% of all shares outstanding of Maytag. The 2000 proposal failed, receiving 49.8% affirmative votes, representing only 34% of all outstanding shares. The 2001 proposal passed, receiving 55.7% of shares voted, representing only 38.7% of outstanding shares. Following the 1999 and 2001 Annual Meetings, the Directors sought counsel and carefully reviewed the advisability of modifying the structure of the Board. Considering the merits of the current classified board structure, the directors concluded that maintaining a classified Board for Maytag, elected for three-year terms, gives the Board a significantly greater ability to act in the stockholders' best interest in the event of a takeover bid. Accordingly, the Board affirmatively declined to act on the request that the entire Board of Directors be elected each year.

Adoption of the Proponent's proposal would not by itself eliminate the classified Board. A formal amendment repealing the classified Board provision would need to be submitted to the stockholders and requires approval by the vote of the holders of at least two-thirds of Maytag's issued and outstanding stock entitled to vote at any regular or special meeting of stockholders.

The Board of Directors recommends a vote AGAINST this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2002

The proposal relates to electing the entire board each year.

We are unable to concur in your view that Maytag may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- delete the sentence that begins "This proposal is . . ." and ends ". . . Chevedden Family Trust";
- provide factual support in the form of a specific citation to a specific source for the sentence that begins "The generous 2000 stock plan . . ." and ends ". . . S&P 500 companies";
- revise the sentence that begins "A respected independent proxy . . ." and ends ". . . cast is disturbing" to specifically identify the proxy analysis referenced and provide factual support in the form of a citation to a specific source;
- delete the discussion that begins "Management's 2001 stand . . ." and ends ". . . vote-yes solicitation."

Accordingly, unless the proponents provides Maytag with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Maytag omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor